PAGE 1 of 6 PAGES



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )1



                             ICC TECHNOLOGIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    449238203
                                 (CUSIP Number)


                                 April 15, 1998
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         __       Rule 13d-1(b)

          X       Rule 13d-1(c)

         __       Rule 13d-1(d)

-----------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449238203               SCHEDULE 13G                 PAGE 2 of 6 PAGES
-------------------                                            -----------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY)
                  The Laura Huberfeld/Naomi Bodner Partnership

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  | |

                                                 (b)  | |
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York




NUMBER OF                  5        SOLE VOTING POWER
SHARES                                     1,464,833
BENEFICIALLY
OWNED BY                   6        SHARED VOTING POWER
EACH                                       NONE
REPORTING
PERSON WITH                7        SOLE DISPOSITIVE POWER
                                           1,464,833

                           8        SHARED DISPOSITIVE POWER
                                           NONE


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,464,833

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                  NOT APPLICABLE              | |

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  6.4%

12       TYPE OF REPORTING PERSON
                  PN

CUSIP NO. 449238203               SCHEDULE 13G                 PAGE 3 of 6 PAGES
-------------------                                            -----------------

Item 1(a)         Name of Issuer

                  ICC Technologies, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices

                  330 S. Warminster Road
                  Hatboro, PA 19040

Item 2(a)         Name of Person Filing

                  This Schedule 13G is being filed by the Laura Huberfeld/Naomi Bodner Partnership ("Reporting Person").

Item 2(b)         Address of Principal Business Office

                  152 West 57th Street, New York, New York 10019.

Item 2(c)         Citizenship

                  Reporting Person is a New York partnership.

Item 2(d)         Title of Class of Securities

                  Common Stock, par value $0.01

Item 2(e)         CUSIP Number

                  449238203

Item 3 If this Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is

         (a)      ___  Broker  or  dealer  registered  under  Section  15 of the
                  Exchange Act.
         (b)      ___  Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c) ___ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
         (d) ___ Investment company registered under Section 8 of the Investment Company Act.
         (e)      ___  An   investment   adviser   in   accordance   with   Rule
                  13d-1(b)(1)(ii)(E);
         (f) ___ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
         (g) ___ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP NO. 449238203               SCHEDULE 13G                 PAGE 4 of 6 PAGES
-------------------                                            -----------------

         (h) ___ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) ___ A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

         (j)      ___  Group, in accordance with Rule 13d-1(c), check this box.

Item 4            Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned.
                  1,464,833
         (b)      Percent of class:
                  6.4%
         (c)      Number of shares as to which such person has:
         (i)      Sole power to vote or to direct the vote. 1,464,833
         (ii)     Shared power to vote or to direct the vote. N/A
         (iii)    Sole  power  to  dispose  or  to  direct  the  disposition  of
                  1,464,833
         (iv)     Shared power to dispose or to direct the disposition of N/A

Item 5            Ownership of Five Percent or Less of a Class

                           Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                           Not Applicable

Item 8            Identification and Classification of Members of the Group

                           Not Applicable

Item 9            Notice of Dissolution of the Group

                           Not Applicable

CUSIP NO. 449238203               SCHEDULE 13G                 PAGE 5 of 6 PAGES
-------------------                                            -----------------

Item 10           Certification

                  By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: April 24, 1998

LAURA HUBERFELD/
NAOMI BODNER PARTNERSHIP


By: /s/ Laura Huberfeld